T: 416.364.1145 | 1.800.268.9374
15 York Street, Second Floor, Toronto, Canada M5J 0A3 | cifinancial.com

CI Financial Reports Record Financial Results for the Third Quarter of 2021

•Record quarterly adjusted EPS1 of $0.80; basic EPS at $0.22
•Record adjusted EBITDA1 per share of $1.30; EBITDA per share of $0.71
•Record total assets of $320.4 billion, an increase of $126.0 billion or 65% year over year
•Asset management net sales of $821 million at highest level since Q2-2015
•Acquired two U.S. private wealth firms, Portola Partners and Radnor Financial Advisors, adding $10.1 billion and increasing U.S. assets to $97.0 billion
•Following quarter-end, completed acquisition of Budros, Ruhlin & Roe and agreed to acquire McCutchen Group, R.H. Bluestein, Gofen and Glossberg, and GLAS Funds, boosting U.S. assets to $122.3 billion (US$98.7 billion)
•Continued asset management modernization by launching new products focused on high-growth sectors
•Repurchased 4.1 million shares for $99.7 million
•Paid quarterly dividend of $0.18 a share, totalling $36.2 million

All financial amounts in Canadian dollars as at September 30, 2021, unless stated otherwise.

TORONTO (November 11, 2021) – CI Financial Corp. (“CI”) (TSX: CIX, NYSE: CIXX) today released record financial results for the quarter ended September 30, 2021.

“It was another record financial quarter for CI and included a new all-time high for asset levels and the best net flows in our asset management business in over six years – reflecting the successful ongoing transformation of our company,” said Kurt MacAlpine, CI Chief Executive Officer. “CI is $126 billion larger, much more diversified by business line, geography, and product category and more competitive than it was just one year ago.

“In U.S. wealth management, we are seeing many of the country’s largest and most successful registered investment advisors choosing to join CI, attracted by the exceptional businesses we have in place and our vision for a national platform. These include firms dedicated to serving high-net-worth and ultra-high-net-worth individuals and families across the U.S. Including all recently announced transactions, our U.S. wealth business will exceed US$98 billion, up from zero at the start of 2020.

“In asset management, our flows continue to strengthen, with net sales of $821 million representing a major turnaround from a year earlier,” Mr. MacAlpine said. “We believe this success stems from the execution of our strategy to modernize this business, which has included integrating our boutique portfolio management teams into a single global investment platform, hiring our first-ever head of investment management, Marc-André Lewis, to lead that team, and the reorganization of our sales and marketing function supported by the adoption of advanced analytics.

“Additionally, we have launched a series of timely new products that have resonated with advisors and investors and attracted considerable assets. In the third quarter, we were very active in product development, building out our lineup with new ETFs, liquid alternative funds, and ESG mandates.”

T: 416.364.1145 | 1.800.268.9374
15 York Street, Second Floor, Toronto, Canada M5J 0A3 | cifinancial.com

Financial highlights

	As at and for the quarters ended
[millions of dollars, except share amounts]	Sep. 30, 2021	Jun. 30, 2021	Mar. 31, 2021	Dec. 31, 2020	Sep. 30, 2020
Core assets under management (Canada and Australia)[2]	139,380	138,187	132,626	129,591	123,605
U.S. assets under management	7,203	6,564	5,916	5,461	4,707
Total assets under management	146,583	144,751	138,541	135,052	128,312
Core average assets under management (Canada and Australia)	141,095	135,921	131,569	126,233	124,626
Total average assets under management	148,012	141,880	137,142	131,246	129,021

Canadian wealth management	76,859	75,521	71,066	67,257	51,189
U.S. wealth management	96,974	83,764	31,013	29,230	14,937
Total wealth management assets	173,833	159,284	102,078	96,487	66,127
Total assets	320,416	304,036	240,620	231,539	194,438

Total asset management net flows	821	356	(883)	(2,140)	(2,010)

Net income attributable to shareholders	43.8	117.6	124.2	105.0	130.6
Adjusted net income[1]	159.2	153.0	151.6	148.7	133.3
Basic earnings per share	0.22	0.58	0.60	0.50	0.62
Diluted earnings per share	0.22	0.57	0.59	0.50	0.61
Adjusted earnings per share[1]	0.80	0.75	0.73	0.71	0.63

Adjusted EBITDA[1]	258.1	242.3	236.3	226.0	204.3
Adjusted EBITDA per share[1]	$1.30	$1.19	$1.14	$1.08	$0.97
Free cash flow[1]	180.9	164.1	155.6	145.6	144.3
Share repurchases	99.1	132.0	112.7	29.8	77.7
Dividends paid per share	0.18	0.18	0.18	0.18	0.18

Average basic shares outstanding	199,321,002	203,039,536	207,476,125	209,347,760	211,347,613
Average diluted shares outstanding	202,279,662	205,495,538	209,345,181	211,105,613	212,996,056

Long term debt (including current portion)	3,408	3,350	2,201	2,456	1,962
Net debt[1]	2,655	2,461	1,856	1,872	1,669
Net debt to adjusted EBITDA[1]	2.59	2.53	1.94	2.08	2.05

1.Free cash flow, net debt, adjusted net income, adjusted earnings per share and adjusted EBITDA are not standardized earnings measures prescribed by IFRS. For further information, see “Non-IFRS Measures” note below.
2.Includes $34.7 billion of assets managed by CI and held by clients of advisors with Assante, CIPC and Aligned Capital as at September 30, 2021 ($35.4 billion at August 31, 2021 and $28.9 billion at September 30, 2020).

T: 416.364.1145 | 1.800.268.9374
15 York Street, Second Floor, Toronto, Canada M5J 0A3 | cifinancial.com

Financial results

Net Income, Adjusted Net Income	For the quarters ended
[millions of dollars, except per share amounts]	Sep. 30, 2021	Jun. 30, 2021	Mar. 31, 2021	Dec. 31, 2020	Sep. 30, 2020
Management Fees	460.9	441.1	425.1	415.9	410.4
Administration Fees	243.0	193.7	167.5	125.6	86.8
Other Revenues	(42.6)	27.6	47.8	26.8	12.3
Total Revenues	661.3	662.4	640.4	568.3	509.5

SG&A	192.5	165.6	140.2	116.7	108.8
Trailer Fees	142.0	136.4	130.8	129.4	128.0
Advisor & Dealer Fees	110.9	99.3	101.5	87.0	60.3
Deferred Sales Commissions	1.4	1.3	1.9	1.4	1.4
Interest and Lease Finance	31.6	24.2	21.3	17.8	17.3
Amortization and Depreciation	26.8	21.4	19.6	13.9	11.0
Other Expenses	73.7	47.6	62.9	59.9	6.4
Total Expenses	578.9	495.9	478.3	426.1	333.2

Income Before Income Taxes	82.4	166.6	162.1	142.2	176.3
Income Taxes	37.0	48.2	37.4	36.6	46.1
Non-Controlling Interest	1.6	0.8	0.6	0.6	(0.4)
Net Income Attributable to Shareholders	43.8	117.6	124.2	105.0	130.6

Adjusted Net Income:
Reported Net Income	45.4	118.4	124.8	105.7	130.2
Amortization of Acquisition Related Intangibles	16.8	12.0	9.9	5.2	3.3
FX (Gains) and Losses	50.3	(8.2)	(20.2)	(2.2)	(0.4)
Change in Fair Value of Acquisition Liabilities	61.4	22.4	22.2	--	--
Legal and Restructuring Charges	3.9	17.5	0.8	52.1	--
Write-down in Assets	--	--	7.1	1.8	--
Bond Redemption Costs	--	0.2	24.7	1.9	--
Gain on Equity Investment	--	(1.4)	--	--	--
Contingent consideration recorded as compensation	4.2	0.9	--	--	--
Total Adjustments (pre-tax)	136.6	43.6	44.5	58.8	2.9
Tax Effect (recovery)	(21.2)	(8.2)	(17.0)	(14.9)	(0.3)
Non-Controlling Interest	1.6	0.8	0.7	0.8	(0.5)
Adjusted Net Income	159.2	153.0	151.6	148.7	133.3

Adjusted Net Income Per Share	0.80	0.75	0.73	0.71	0.63

T: 416.364.1145 | 1.800.268.9374
15 York Street, Second Floor, Toronto, Canada M5J 0A3 | cifinancial.com

Capital allocation
In the third quarter of 2021, CI repurchased 4.1 million shares at a cost of $99.7 million, for an average cost of $24.29 per share, and paid $36.2 million in dividends at a rate of $0.18 a share.

The Board of Directors declared a quarterly dividend of $0.18 per share, payable on April 14, 2022 to shareholders of record on March 31, 2022. The annual dividend rate of $0.72 per share represented a yield of 2.4% on CI’s closing share price of $29.93 on November 10, 2021.

Third quarter business highlights
•CI completed the acquisitions of registered investment advisors (“RIAs”) Radnor Financial Advisors, LLC, a firm based in Wayne, Pennsylvania with $3.4 billion in assets, and Portola Partners Group LLC of Menlo Park, California. Portola manages $6.7 billion on behalf of ultra-high-net-worth individuals and families.
•CI agreed to acquire Budros, Ruhlin & Roe, Inc., a wealth management firm with $4.4 billion in assets based in Columbus, Ohio. The transaction was completed on October 1, 2021.
•CI announced that it would establish its U.S. headquarters in Miami to support its fast-growing U.S. business.
•As part of CI’s drive to modernize its asset management business, CI Global Asset Management (“CI GAM”) launched a series of mandates focused on high-growth areas of the market, including liquid alternatives, ETFs and environmental, social and governance (ESG). The new mandates included:
•In the area of ESG, the CI Mosaic ESG ETF Portfolios, a fund-of-ETFs product, and CI Climate Leaders Fund, which is available in both mutual fund and ETF series.
•Liquid alternatives CI Alternative North American Opportunities Fund and CI Alternative Diversified Opportunities Fund, launched as both ETFs and mutual funds. CI continued to lead the Canadian marketplace for liquid alternative funds with $4.3 billion in assets under management.
•CI Beta ETFs, a suite of five passively managed ETFs to complement CI GAM’s lineup of smart beta and actively managed ETFs.
•Two actively managed ETFs focusing on emerging markets, and technology and innovation.

Following quarter-end:
•In addition to completing the acquisition of BRR, CI agreed to acquire:
•McCutchen Group LLC, a Seattle-based multi-family office overseeing $4.3 billion
•A majority interest in R.H. Bluestein & Co., which manages $5.2 billion from offices in Birmingham, Michigan and New York City.
•Gofen and Glossberg, LLC, a Chicago-based RIA managing $9.3 billion in assets.
•A strategic interest in GLAS Funds, LLC, of Cleveland, which offers a streamlined platform for advisors and their clients to access alternative investments. It oversees approximately $1.4 billion.
•CI affiliate RGT Wealth Advisors, LLC acquired Odyssey Wealth Management, LLC, an RIA with over $250 million in assets. Both firms are based in the Dallas region.
•CI Galaxy Ethereum ETF (TSX: ETHX) exceeded $1 billion in assets under management in October, with total assets in CI’s suite of bitcoin and Ethereum funds exceeding $2 billion in early November.

T: 416.364.1145 | 1.800.268.9374
15 York Street, Second Floor, Toronto, Canada M5J 0A3 | cifinancial.com

Analysts’ conference call
CI will hold a conference call with analysts today at 10:00 a.m. Eastern Time, led by Mr. MacAlpine and Chief Financial Officer Amit Muni. A live webcast of the call and slide presentation can be accessed here, or through the Investor Relations section of CI’s website. Alternatively, investors may listen to the discussion through the following numbers (passcode: 676295):
•Canada toll-free: 1-833-950-0062
•United States: 1-844-200-6205
•United States (New York local): 1-646-904-5544
•All other locations: +1 929-526-1599.

About CI Financial
CI Financial Corp. is an independent company offering global asset management and wealth management advisory services. CI’s primary asset management businesses are CI Global Asset Management (CI Investments Inc.) and GSFM Pty Ltd., and it operates in Canadian wealth management through Assante Wealth Management (Canada) Ltd., CI Private Counsel LP, Aligned Capital Partners Inc., CI Direct Investing (WealthBar Financial Services Inc.), and CI Investment Services Inc.

CI’s U.S. wealth management businesses consist of Barrett Asset Management, LLC, BDF LLC, Budros, Ruhlin & Roe, Inc., Bowling Portfolio Management LLC, Brightworth, LLC, The Cabana Group, LLC, Congress Wealth Management, LLC, Dowling & Yahnke, LLC, Doyle Wealth Management, LLC, One Capital Management, LLC, Portola Partners Group LLC, Radnor Financial Advisors, LLC, The Roosevelt Investment Group, LLC, RGT Wealth Advisors, LLC, Segall, Bryant & Hamill, LLC, Stavis & Cohen Private Wealth, LLC, and Surevest LLC.

CI is listed on the Toronto Stock Exchange under CIX and on the New York Stock Exchange under CIXX. Further information is available at www.cifinancial.com.

Non-IFRS Measures
CI reports certain financial information using non-IFRS measures as CI believes these financial measures provide information that is useful to investors in understanding CI’s performance and facilitate a comparison of quarterly and full-year results from period to period. Reconciliations to the nearest IFRS measures, where necessary, are included in the “Non-IFRS Measures” section of Management’s Discussion and Analysis dated November 11, 2021 available on SEDAR at www.sedar.com or at www.cifinancial.com.

T: 416.364.1145 | 1.800.268.9374
15 York Street, Second Floor, Toronto, Canada M5J 0A3 | cifinancial.com

EBITDA, Adjusted EBITDA	For the quarters ended,
[millions of dollars, except per share amounts]	Sep. 30, 2021	Jun. 30, 2021	Mar. 31, 2021	Dec. 31, 2020	Sep. 30, 2020
Net Income	45.4	118.4	124.8	105.7	130.2
Add:
Interest & lease finance	31.6	24.2	21.3	17.8	17.3
Provision for income taxes	37.0	48.2	37.4	36.6	46.1
Amortization and depreciation	27.3	21.8	20.0	14.2	11.5
EBITDA	141.3	212.6	203.5	174.2	205.1
EBITDA per share	0.71	1.05	0.98	0.83	0.97
Adjustments:
FX (gains) and losses	50.3	(8.2)	(20.2)	(2.2)	(0.4)
Change in fair value of acquisition liabilities	61.4	22.4	22.2	--	--
Legal & restructuring provision	3.9	17.5	0.8	52.1	--
Write-downs (gains) in assets and investments	--	(1.4)	7.1	1.8	--
Bond redemption costs	--	0.2	24.7	1.9	--
Contingent consideration recorded as compensation	4.2	0.9	--	--	--
Less: Non-controlling interest	3.0	1.9	1.8	1.8	0.3
Adjusted EBITDA	258.1	242.3	236.3	226.0	204.3
Adjusted EBTIDA per share	1.30	1.19	1.14	1.08	0.97

Free Cash Flow	For the quarters ended,
[millions of dollars, except per share amounts]	Sep. 30, 2021	Jun. 30, 2021	Mar. 31, 2021	Dec. 31, 2020	Sep. 30, 2020
Cash provided by operating activities	182.5	130.1	189.7	77.3	140.1
Net change in operating assets and liabilities	(47.3)	28.0	(11.9)	31.7	4.2
Operating Cash Flow	135.2	158.1	177.8	108.9	144.4
Adjustments:
FX (gains) and losses	50.3	(8.2)	(20.2)	(2.2)	(0.4)
Legal & restructuring charges	3.9	17.5	0.8	52.1	--
Write-down (gain) in assets and investments	--	--	7.1	1.8	--
Sub-total	54.2	9.4	(12.3)	51.7	(0.4)
Tax effect (recovery) of adjustments	(5.9)	(1.4)	(8.3)	(13.5)	0.6
Less: Non-controlling interest	2.6	1.9	1.7	1.6	0.2
Free Cash Flow	180.9	164.1	155.6	145.6	144.3

Commissions, trailing commissions, management fees and expenses all may be associated with an investment in mutual funds and exchange-traded funds (ETFs). Please read the prospectus before investing. Important information about mutual funds and ETFs is contained in their respective prospectus. Mutual funds and ETFs are not guaranteed; their values change frequently, and past performance may not be repeated. You will usually pay brokerage fees to your dealer if you purchase or sell units of an ETF on recognized Canadian exchanges. If the

T: 416.364.1145 | 1.800.268.9374
15 York Street, Second Floor, Toronto, Canada M5J 0A3 | cifinancial.com

units are purchased or sold on these Canadian exchanges, investors may pay more than the current net asset value when buying units of the ETF and may receive less than the current net asset value when selling them.

This press release contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. (“CI”) and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control.  Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the acquisitions of McCutchen Group, R.H. Bluestein, Gofen and Glossberg, and GLAS Funds will be completed and their asset levels will remain stable, that the investment fund industry will remain stable and that interest rates will remain relatively stable. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward- looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

CI Global Asset Management is a registered business name of CI Investments Inc.

This communication is provided as a general source of information and should not be considered personal, legal, accounting, tax or investment advice, or construed as an endorsement or recommendation of any entity or security discussed. Individuals should seek the advice of professionals, as appropriate, regarding any particular investment. Investors should consult their professional advisors prior to implementing any changes to their investment strategies.

Contacts:
Investor Relations
Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
416-681-8779
jweyeneth@ci.com

Media
Canada
Murray Oxby
Vice-President, Communications
416-681-3254
moxby@ci.com

United States
Trevor Davis, Gregory FCA for CI Financial
443-248-0359
cifinancial@gregoryfca.com